EXHIBIT 99.1

Skylight Health Announces Offering of Series A Cumulative Redeemable Perpetual Preferred Stock

TORONTO, Nov. 11, 2021 (GLOBE NEWSWIRE) -- Skylight Health Group Inc (NASDAQ:SLHG; TSXV: SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, today announced the launch of a proposed underwritten public offering (the “Offering”) of its Series A Cumulative Redeemable Perpetual Preferred Shares (the “Series A Preferred Shares”). The Series A Preferred Shares are entitled to cumulative dividends of 9.25% payable monthly and are redeemable by the Company, at a price of US $25.00 per share, at the Company’s option any time on or after three years from closing. In connection with this offering, the Company expects to grant the underwriter a 30-day option to purchase Preferred Shares.

The Company plans to contribute the net proceeds it receives from the offering to evaluating and completing possible acquisitions of clinical and medical services businesses, establishing primary care and sub-specialty services within existing facilities, including HR and capacity development, and working capital.

“As Skylight Health currently holds zero debt on the balance sheet, we have evaluated multiple leverage options that balance a healthy debt-to-equity ratio, while ensuring shareholder positions remain non-diluted,” said Prad Sekar, CEO and Co-Founder of Skylight Health. “We are very much still in a hyper growth phase and want to ensure our ability to keep building equity, making non-dilutive funding a vital tool.”

Currently, no market exists for the Series A Preferred Shares. The Company has filed an application to list the Series A Preferred Shares on the NASDAQ Capital Market under the symbol “SLHGP”.

The Benchmark Company (“Benchmark”) is acting as sole bookrunning manager. The lead manager for the offering is Aegis Capital Corporation. The Offering is subject to market conditions, as well as NASDAQ approval and there can be no assurance as to whether or when the Offering may be completed, or the actual size or terms of the Offering. This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Offering is being made pursuant to a U.S. registration statement on Form F-10, declared effective by the United States Securities and Exchange Commission (the “SEC”) on October 7, 2021, (the “Registration Statement”), and the Company’s existing Canadian amended and restated short form base shelf prospectus (the “Base Shelf Prospectus”) dated October 4, 2021. The Series A Preferred Shares may be offered only by means of a prospectus supplement forming a part of the Registration Statement. A preliminary prospectus supplement relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement, the “Offering Documents”) has been filed with the securities commission in British Columbia, Alberta, Manitoba and Ontario and with the SEC in the United States. No Preferred Shares will be offered or sold to Canadian purchasers. The Offering Documents will contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the other documents the Company has filed with the SEC for more complete information about the Company and the Offering. Copies of the Offering Documents will be available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov. Electronic copies of the preliminary prospectus supplement and accompanying prospectus relating to the offering may be obtained from The Benchmark Company, 150 East 58th Street, New York NY 10155, by email at Prospectus@benchmarkcompany.com or by phone at (212) 312 6700.

About Skylight Health Group

Skylight Health Group (NASDAQ:SLHG;TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In an FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, the providers offer care that is aimed at keeping patients healthy and minimize unnecessary health expenditures that are not proven to maintain the patient’s well-being. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

Forward Looking Statements

This press release may include predictions, estimates or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as "look forward," "believe," "continue," "building," or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings we make with the Canadian and United States securities regulators, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on our website, at skylighthealthgroup.com.

For more information, please visit our website or contact:

Investor Relations:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.